Mail Stop 3010

September 23, 2009

VIA U.S. MAIL AND FAX (713) 975-6271
Mr. D. Hughes Watler, Jr.
Chief Financial Officer
Stratum Holdings, Inc.
Three Riverway, Suite 1500
Houston, TX 77056

> **Re:** **Stratum Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Form 10-QSB for the period Ended March 31, 2009**
> **File No. 0-51229**

Dear Mr. Watler:

We have reviewed your response letter dated August 10, 2009 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your reliance on the Private Securities Litigation Reform Act of 1995 and the safe harbors for forward-looking statements provided thereunder. Please explain to us why you believe you are eligible to take advantage of these safe harbors or revise your filings to remove the references to the Act. This comment also applies to your Form 10-Q/A for Fiscal Quarter Ended March 31, 2009 and Form 10-Q for Fiscal Quarter Ended June 30, 2009.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure, page 14

2. We have reviewed your response to prior comment 3. Our comment does not relate to the disagreement regarding the process surrounding your former auditors resignation. Our comment results from the following statement in your Form 8-K filed June 3, 2008, "Under Regulation S-B Item 304(a)(1)(iv)(A) this matter was not resolved to the satisfaction of the Auditor." This disagreement with your former auditors is "of the type described in paragraph (a)(1)(iv)" of Regulation S-K. Furthermore, it also concerns "any reportable event as described in paragraph (a)(1)(v)" of Regulation S-K. As such we are reissuing our comment in its entirety. Please amend your Form 10-K to furnish the information required by Item 304(b) of Regulation S-K.

 Item 9A(T). Controls and Procedures

(b) Management's Annual Report on Internal Controls over Financial Reporting, page 15

3. We have reviewed your response to prior comment 6. Please revise your disclosure to include the details of your plans to address the material weakness, while describing those factors that limit your ability to implement such plans.

Item 15. Exhibits, Financial Statement Schedules, page 21

4. We note certain material contracts that you filed in accordance with Item 601(b)(10) of Regulation S-K, such as the contracts filed as Exhibits 10.1, 10.11, 10.15, 10.17, 10.22, 10.25 and 10.32 do not have the referenced schedules or exhibits attached. Please explain why the information was omitted or amend the filing as appropriate. Item 601(b)(10) requires you to file all material contracts in their entirety. Please file the complete agreement with your amendment or tell us why you believe this information is no longer material to investors.

Consolidated Balance Sheets, page 27

5. We have reviewed your response to prior comment 7. Please tell us how you determined it was appropriate to apply an impairment model other than the ceiling test prescribed by Rule 4.10 of Regulation S-X.   In your response, please clearly cite the relevant accounting literature you relied upon.

Consolidated Statements of Cash Flows, page 30

6. We have reviewed your response to prior comment 8. We note that the sales proceeds of $3.2 million are approximately 10% of total assets at December 31, 2007, and are therefore material. It appears that the sale of Tradestar should be reflected in all three of the sections in your consolidated statement of cash flows. There should be a cash outflow from operating activities resulting from the

change in working capital, a cash inflow from investing activities for the entire proceeds, and a cash outflow from financing activities for the payment of debt. As such, please restate your financial statements for the year ended December 31, 2007.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Staff Attorney at 202-551-3391 with any other questions.

Sincerely,

Eric McPhee
Staff Accountant